SOL STRATEGIES' HOUDINI SWAP MONTHLY VOLUME INCREASES 14% OVER JUNE REPORTED

Private swaps account for 74% of total volume as monthly activity climbs to approximately US$74 million in August

TORONTO, September 15, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, today shared an update on trading volume at Houdini Swap ("Houdini"), the Company's wholly-owned, non-custodial, privacy-focused cross-chain swap aggregator, for July and August 2026. All numbers are preliminary, unaudited and subject to change.

Monthly swap volume kept climbing over the summer. Houdini processed approximately US$65 million in June, US$66 million in July and US$74 million in August, up roughly 12% from July and about 14% from June. In the three-month period ended August 2026, over 120,000 orders were executed for a total volume approximately US$206 million. In this period, over US$113 million in volume touched the Solana blockchain on at least one leg, accounting for around 55% of total volume.

Private swaps continue to make up the bulk of that activity. Seventy-four percent of Houdini's August volume has moved through private swaps, highlighting ongoing user demand.

Houdini has continued to grow as prices of leading cryptocurrencies, including Solana, have increased significantly over the last month. Additionally, recently announced new partnerships & integrations have also begun contributing to Houdini volume. The growth supports the Company's broader strategy: building digital asset infrastructure that gives users real control over what they expose on-chain. Public by default. Private by choice.

Michael Hubbard, CEO of SOL Strategies, said: "You’re not showing the cashier your bank balance every time you buy a dozen eggs. Privacy is a critical pillar for sustainable adoption of blockchain-based products and Houdini’s steady growth shows this. We’re heads down right now in product development to expand and improve our offerings and meet the growing demand for privacy options."

Participation in Water Tower Research Insights Conference

The Company also announces that CEO Michael Hubbard and Steve Ehrlich will participate in the upcoming Water Tower Research Insights Conference taking place on Tuesday, September 22, 2026, at 3:00 PM EDT.
The presentation will be hosted by John Roy, Managing Director at Water Tower Research, and will cover the following topics:

● SOL Strategies Current Business Model

● Acquisition of Houdini Swap

● Macroeconomic Conditions and the State of Solana

● Growth Strategy

The WTR Insights Conference is a virtual event designed for investors seeking direct access to company management teams and differentiated insights across innovative businesses spanning all sectors covered by Water Tower Research. Through a series of fireside chat discussions and curated post-event engagement opportunities, attendees will gain a deeper understanding of each company's strategy, competitive positioning, and long-term growth outlook.

Advance registration is encouraged to secure access to the full agenda, company lineup, and live sessions, as well as on-demand replays following the event

EVENT REGISTRATION LINK

Stephen Ehrlich to move to Director of Capital Markets role

In a separate item, Stephen Ehrlich has moved from Chief Strategy Officer to Director of Capital Markets at SOL Strategies. Mr. Ehrlich will continue to focus on the Company's institutional relationships and capital markets activity in the  role.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:
Doug Harris, Chief Financial Officer, 416-480-2488

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's expectations for continued growth in Houdini Swap's trading volume and integrations, SOL’s participation at the WTR Insights Conference, and Stephen Ehrlich's ongoing responsibilities in his new role. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.